EXHIBIT 11.1

                         IMATION CORP. AND SUBSIDIARIES
           COMPUTATION OF COMMON SHARES AND COMMON SHARE EQUIVALENTS
                                 (IN MILLIONS)
                                  (UNAUDITED)

Year ended December 31,                               1997     1996     1995
                                                     ------   ------   ------
Weighted average number of shares outstanding
during the period (a)                                  41.5     42.1     42.0

Weighted average number of shares held by the
ESOP not committed to be released                      (1.8)    (0.8)    --
                                                     ------   ------   ------

Weighted average common shares outstanding (b)         39.7     41.3     42.0

Common share equivalents resulting from
the assumed exercise of stock options                   0.2      0.2     --
                                                     ------   ------   ------

Total weighted average common shares and
common share equivalents                               39.9     41.5     42.0
                                                     ======   ======   ======


Notes to Exhibit:

(a) Prior to July 1, 1996, the Company was not a separate, independent company, but rather was comprised of the businesses operated within 3M's data storage and imaging groups. As such, the number of shares used to compute earnings per share for the periods prior to July 1, 1996 are based on one-tenth of the average 3M shares outstanding based on the distribution ratio of one share of the Company's common stock for every ten shares of 3M common stock held on the record date.

(b) Represents weighted average common shares outstanding used for both Basic and Diluted loss per share as common stock equivalents are anti-dilutive.